FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Attached hereto is the script related to Registrant’s conference call held on November 18, 2015 after the announcement of Registrant's results for the third quarter 2015.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (Registration No. 333-195680) and the Registration Statements on Form S-8 (Registration Nos.  333-113932, 333-123410, 333-132649, 333-158476, 333-180552, 333-187021 and 333-204867).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated November 19, 2015	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Q3 2015 Financial Results
Script

OperatorLadies and gentlemen, thank you for standing by. Welcome to Gilat’s Third Quarter 2015 Results Conference Call. All participants are at present in listen-only mode. Following the management’s formal presentation, instructions will be given for the question-and-answer session. (Operator Instructions)

I would now like to turn the call over to Philip Carlson of KCSA to read the Safe Harbor statement. Philip, please go ahead.

Philip Carlson
Thank you. Good morning and good afternoon everyone. Thank you for joining us today for Gilat’s third quarter results conference call. A recording of this call will be available beginning at approximately noon Eastern Daylight Time today, November 18 until November 21 at noon.

Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings releases, which state that statements made on this earnings call, which are not historical facts, may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events, or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

With that said, on the call today is Dov Baharav, Gilat’s Interim CEO and Chairman of the Board, and Adi Sfadia, Chief Financial Officer. Dov, please go ahead.

Dov Baharav
Thank you, Phil, and good day everyone.

[Introduction]
Let me start by saying that Yuval Ronen has decided to step down as CFO. He has been replaced by Adi Sfadia, who comes to Gilat with strong CFO experience, most recently, from Starhome-Mach, and, previously, from Radvision. I would like to thank Yuval for his contribution to Gilat during his term, and wish him success in his future endeavors.

Now, I would like to provide a business summary for the third quarter and discuss our outlook for the fourth quarter. Following that, Adi will discuss our financial results and I will then conclude and open the call for questions.

In terms of Management Objectives for the year, we reiterate our revised revenue target of $210 to $220 million and an EBITDA target of $6 to $8 million for Fiscal Year 2015. These targets represent an expected very strong fourth quarter for 2015.

We are witnessing transition in our activities, which presents Gilat with significant opportunities, while on the other hand, our results in the third quarter have been weaker as anticipated.

The industry shift to HTS, in some cases at the expense of the traditional enterprise equipment sales, represent an opportunity for large end-to-end deals and substantial growth for Gilat, given the significant technological advantage we have with our X-Architecture, coupled with our service offering.

Moreover, we experience a shift in demand from some of our Defense-related activities to Civilian markets, mainly to In-Flight Connectivity (IFC). This is the main reason for additional impairment of our Wavestream goodwill. This shift requires changes to our Wavestream production lines and procedures, which are currently undergoing.

We do see business catching up with significant commercial airborne orders and deliveries in the fourth quarter and beyond.

Furthermore, our results have been adversely impacted by the strong devaluation of the Brazilian Real and Colombian Peso.

We are confident in our ability to improve our business in Q4 2015 and into 2016, given the progress of our Fitel projects in Peru and the large demand we see for our Wavestream Airborne transceivers.

I will now review some of our Q3 business highlights:

To remind you, our strategy is to focus our business on the following 4 growth engines – HTS (the High-Throughput Satellites), Airborne mainly In-Flight Connectivity, Rural Broadband, End-to-End Turnkey Solutions – as well as our special focus on China. So let me review each one of them:

First the HTS. As the demand for HTS around the world continues to grow, we intend to continue forging meaningful partnerships with HTS Satellite Operators by leveraging our technology leadership position with our new X-Architecture for SkyEdge II-c platform and by offering a broad range of services, from deployment to operation.

We recently launched our new, cloud-based, distributed X-Architecture for SkyEdge II-c. With X-Architecture, satellite operators can dynamically support multiple fixed and mobility applications, as well as multiple business models, such as VNO, all from a single platform.

X-Architecture is the only platform on the market capable of realizing the full potential of HTS. In fact, it has already enjoyed early success in major deals with leading satellite operators and Telcos in China and Latin America.

The second growth engine we see is in In-Flight Connectivity. In the third quarter, we signed an agreement with a major satellite broadband provider for development and supply of a high-performance dual Ka-/Ku-band terminal for in-flight connectivity on commercial aircrafts. The new terminal leverages our existing products and technology in both airborne transceivers and advanced mobile terminals, including UAV.

Gilat's third area of growth is in the Rural Broadband. We are pursuing ongoing long-term projects for rural broadband, in addition to the Fitel Peru project. Our goal is to bridge the socioeconomic digital divide by working with governments, ISPs and NGOs. Our Fitel project is progressing according to the plan and within budget. We expect to participate in additional significant Fitel bids in the near future.

Our fourth growth engine is in providing Turnkey Solutions. We believe that providing end-to-end, turnkey solutions to Telcos and large Enterprises will lead us on a path to more profitable growth. In addition to one-time equipment sales, the provision of such services fosters long-term relationship with customers and brings them more value.

In the third quarter, we continued to receive orders from some of the largest Telcos in Latin America and Asia-Pacific on a wide variety of projects including Internet for schools, Cellular Backhaul and enterprise communications.

As an example of our interest in fastest-growing emerging markets, we closed three significant deals in Myanmar – two for Cellular Backhaul and one for broadband Internet connectivity at a major bank. As a matter of fact, we are speaking at a satellite communications forum there today and present our end-to-end SATCOM solutions for Telcos and large Enterprises.

Finally, we intend to put a lot of focus on China, an important market for us because it encompasses all of the four growth engines I just discussed. On the heels of partnership with a major Chinese satellite operator announced last quarter, we have been seeing there a lot of interest in Gilat's solutions for both Fixed and Mobility applications.

In order to achieve all these objectives, we have and will continue to implement our strategy by adjusting our organizational structure accordingly while pursuing greater operational efficiencies.

This concludes our business overview and I would like now to turn the call over to Adi Sfadia, our CFO, who will review the financial aspect. Adi, please.

Adi Sfadia

Thank you Dov and good morning everyone. I would like to remind everyone that our financial results are presented both on a GAAP and non-GAAP basis. The GAAP financial results include the effect of stock-based compensation expenses, amortization of purchased intangibles, goodwill impairment, restructuring costs and net income or loss from discontinued operations.

The reconciliation table in our press release highlights this data, and our non-GAAP information is presented excluding these items.

Moving to our financial highlights for the third quarter of 2015.

Revenues for the third quarter of 2015 were $40.3 million, compared to $57.1 million for the same quarter in 2014 and $44.3 million in the previous quarter. As Dov mentioned, these results are a product of the transition we are witnessing in our markets to HTS and the shift of demand from Defense to In-Flight Connectivity.

Our gross margin on a GAAP basis was 24% compared to 32% in the same quarter last year, and 25% in the previous quarter.  The decrease in our margins is mainly due to reduced revenues and lower profitability in the Colombia Kioscos project as well as in some Defense related sales.

R&D expenses, excluding grants were $6.1 million compared to $6.7 million in the same quarter of last year.

Sales and marketing expenses decreased to $6.1 million, compared to $6.9 million in the same quarter last year.  This is mainly due to a decrease in variable expenses resulting from lower revenues.

G&A expenses were $5.2 million compared to $4.3 in the same quarter last year. Last year we benefited from reversal of accruals related to tax settlement for several tax cases in Brazil.

During the third quarter the company recorded non-cash goodwill impairment charge of about $20.4 million dollars, mainly due to the decrease of our defense-related forecast of revenues and EBITDA. As a result of the impairment test, we wrote down our Wavestream reporting unit goodwill. This non-cash accounting charge will not impact the Company's liquidity, cash flow, compliance with debt covenants, or any future operations.

In addition, we recorded this quarter restructuring expenses of about $1 million dollars, which include mainly contract termination costs.

As a result of the goodwill impairment and the restructuring costs, total Operating expenses on a GAAP basis were $38.6 million compared to $17 million in the same quarter last year and $18.3 million in the previous quarter.

GAAP Operating loss was $29.1 million compared to an operating income of $1.5 million in the same quarter last year.

GAAP Net loss was $32.4 million or a loss of 73 cents per diluted share compared to a net income of two hundred thousand dollars in the same quarter last year and net loss of $9.1 million or a loss of 21 cents per diluted share in the previous quarter.

We regularly use supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and to make operating decisions. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating performance. Non GAAP financial measures exclude mainly the effect of stock based compensation, amortization of purchased intangibles, restructuring expenses and goodwill write down.

Operating loss on a non GAAP basis was $5.8 million compared to an operating income of $3.6 million in the same quarter last year. Operating loss for the previous quarter was $5.2 million.

Non GAAP Net loss was $8.9 million or a loss of 20 cents per diluted share compared to Net income of $3 million or 7 cents per diluted share in the same quarter last year. Net loss for the previous quarter was $7.1 million or a loss of 16 cents per diluted share.

EBITDA loss for the third quarter was $3.4 million compared to EBITDA of $6.4 million in the same quarter last year. EBITDA loss in the previous quarter was of $2.6 million.

As of September 30, 2015, our total cash and equivalents, including restricted cash, net of short-term bank loans and credits was $88.4 million, a decrease of $7.5 million from the previous quarter.

DSOs decreased to 86 days compared to 103 days in the previous quarter.

Our shareholders' equity at the end of the quarter totaled to about $183 million.

That concludes our financial review for the quarter, and now I would like to turn the call over to Dov. Dov?

Dov Baharav

Thank you Adi.

We are encouraged by our expectations for a strong fourth quarter and continued growth in 2016 given our significant business opportunities in HTS, In-Flight Connectivity, Rural Broadband and China.

That concludes our review. We would now like to open the floor for questions. Operator, please.

Operator: Thank you. Ladies and Gentlemen, at this time we will begin the question and answer session. If you have a question, please press *1. If you wish to cancel your request please press *2. If you are using speaker equipment kindly lift the handset before pressing the numbers. Your questions will be polled in the order they are received. The first question is from Gunther Karger of Discovery Group. Please go ahead.

Gunther Karger: Yes. Good Morning. One question. With reference to the outlook for the fourth quarter and the relationship to reiteration of approximately $210-220 million that goes to an estimate of approximately $ 85 million for the fourth quarter. Is my calculation approximately correct?

Dov Baharav: Yes. Yes – it is simple arithmetic. I agree.

Gunther Karger: Thank you and a follow up question. The margins for the fourth quarter are they anticipated to be approximately similar to what they were presently in the third quarter or are they expected to change relative to the increased revenue.

Dov Baharav: Adi, please.

Adi Sfadia: The margins should stay more or less the same as the previous last quarter.

Gunther Karger: Thank you very much, Dov.

Dov Baharav: Thank you, Gunther.

Operator: If there are any additional questions, please press *1. If you wish to cancel your request please press *2. Please stand by while we pull for more questions. There are no further questions at this time. Before I ask Mr. Dov Baharav to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference.

In the US, please call 1-866-276-1485; in Israel, please call 03-925-5940; internationally, please call 972- 3-925-5940.

Mr. Baharav, would you like to make your concluding statement?

Dov Baharav

Yes. I want to thank everyone for joining and listening in on the call. I hope to be in touch with you sometime soon or on our next call. Thank you very much. Good evening and good day.

[Operator]
Thank you. This concludes Gilat's third quarter 2015 results conference call. Thank you for your participation. You may go ahead and disconnect.